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                             May 11, 2023

       Judith Matthews
       Chief Financial Officer
       Iterum Therapeutics plc
       Fitzwilliam Court, 1st Floor
       Leeson Close
       Dublin 2, Ireland

                                                        Re: Iterum Therapeutics
plc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            File No. 001-38503

       Dear Judith Matthews:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       (2) Summary of Significant Accounting Policies
       Royalty-Linked Notes, page 123

   1. We note your disclosure that your royalty-linked notes (RLNs), upon recognition, were carried as debt
instruments at amortized cost, but at the time they became exchange listed, qualified for
derivative accounting treatment. Please provide us your accounting analysis supporting both your
initial accounting treatment for your RLNs and subsequent
                                                        accounting treatment at
the time they became exchange listed. As part of your analysis, explain your
consideration of whether your RLNs contained any features requiring bifurcation prior to
the listing on an exchange.
 Judith Matthews
Iterum Therapeutics plc
May 11, 2023
Page 2
(3) Fair Value of Financial Assets and Liabilities, page 126

2. We note your disclosure on page 128 that the fair value of your RLNs was estimated using a discounted cash flow analysis with key inputs being the terms of the indenture governing the RLNs, the expected cash flows to be received by holders of the RLNs based
         on management   s revenue forecasts of U.S. sulopenem sales and a
risk-adjusted discount
         rate to derive the net present value of expected cash flows. Please tell us how you determined that the use of a discounted cash flow model to estimate the fair value of your
         RLNs meets the objective of fair value measurement set forth in ASC 820 considering your disclosure that the RLNs have been listed on the Bermuda Stock Exchange since
         January 2021. In this regard, specifically explain how you considered ASC 820-10-35-6 and ASC 820-10-35-16AA in determining whether transactions on the Bermuda Stock
         Exchange provided relevant observable inputs for you to value your RLNs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameJudith Matthews                              Sincerely,
Comapany NameIterum Therapeutics plc
                                                               Division of
Corporation Finance
May 11, 2023 Page 2                                            Office of Life
Sciences
FirstName LastName